Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom
INN 7707049388
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      Information on material fact (event, action) affecting financial and economic activity of the issuer

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): November 15, 2002
Code of fact (event, action): 1800124A15112002

The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol
(1)5 October 3, 2002).

Full name of the legal entity, contracting party in the transaction: Closed Joint-Stock Company Globus-Telecom.

Location of the legal entity, contracting party in the transaction: 38 Obraztsova Str., Moscow 127018 Postal address of the legal entity, contracting party in the transaction: 38 Obraztsova Str., Moscow 127018

Description: Interconnection between CJSC Globus-Telecom and OJSC Rostelecom respective telecommunications networks to provide CJSC Globus-Telecom network subscribers with PSTN access to ensure rendering of long-distance national and international telecommunications services. The Agreement shall enter into force after the interconnection is put into operation and a corresponding Acceptance protocol certifying this fact is executed.

Deputy General Director-
Finance Director                 [signed and sealed]                V.I Androsik